UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
MarketAxess Holdings Inc.

(Name of Issuer)
Common Stock, par value $0.003 per share

(Title of Class of Securities)
57060D108

(CUSIP Number)
Frederic D. Fenton
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VI, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,984,371 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,984,371 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,984,371 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		15,628 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,628 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,628 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,999,999 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,999,999 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,999,999 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VI MANAGEMENT, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,716 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,874 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,716 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

9,874 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,590 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,014,589 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

2,014,589 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,589 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,014,589 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

2,014,589 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,589 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,014,589 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

2,014,589 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,589 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,014,589 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

2,014,589 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,589 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,014,589 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

2,014,589 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,589 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		9,874 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,004,715 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,874 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

2,004,715 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,014,589 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This Amendment No. 3 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D filed on June 12, 2008, as amended on July 14, 2008 and February 22, 2011 (the “Original 13D”), with respect to shares of voting common stock, par value $0.003 per share (the “Common Stock”), of MarketAxess Holdings Inc., a Delaware corporation (“MarketAxess” or the “Company”). The Company’s principal executive offices are located at 299 Park Avenue, New York, NY 10171.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is amended and restated in its entirety as follows:
(a)-(c), (f). This statement is being filed by (1) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (2), TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”), (4) TCV VI Management, L.L.C. (“TCV VI Management”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), (8) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (9) William J.G. Griffith IV (“Mr. Griffith”), and (10) Robert W. Trudeau (“Mr. Trudeau”). TCV VI, Member Fund, Management VI, TCV VI Management, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV VI, Member Fund, Management VI and TCV VI Management are each principally engaged in the business of investing in securities of privately and publicly held companies. Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV VI, Member Fund, Management VI and TCV VI Management is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are each (i) Class A Members of Management VI, (ii) limited partners of Member Fund, and (iii) members of TCV VI Management. The Management VI Members are each United States citizens. The present principal occupation of each is as a venture capital investor. The business address of each of the Management VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not applicable.
ITEM 4. PURPOSE OF TRANSACTION.
As previously reported in the Reporting Persons’ Original 13D with respect to the Company’s securities, the Reporting Persons directly and/or indirectly own shares of Common Stock of the Company, Warrants to purchase Common Stock of the Company, and options exercisable to acquire shares of Common Stock of the Company. Item 4 of such Original 13D is incorporated by referenced herein.
Because TCV VI and Member Fund no longer own at least 1,750,000 shares of Common Stock (excluding shares of Common Stock issuable upon the exercise of the Warrants), TCV VI and Member Fund no longer have the right to nominate for election a member of the Company’s Board of Directors under the terms of the Securities Purchase Agreement, and TCV VI and Member Fund have not nominated a director for election at the Company’s 2011 Annual Meeting of Stockholders. Mr. Trudeau, who was elected by TCV VI and Member Fund, as the holders a majority of the Company’s formerly outstanding Series B Preferred Stock, to the Company’s Board of Directors as the Series B Director, is not seeking re-election to the Company’s Board of Directors at the Company’s 2011 Annual Meeting of Stockholders.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, make purchases permitted under the Securities Purchase Agreement and acquire additional shares of Common Stock from the Company or third parties, exercise all or a portion of the Warrants, and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Common Stock, Warrants and/or Common Stock issued upon exercise of the Warrants, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners, in change of control transactions or tender offers, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above and in the Original 13D, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on May 4, 2011, TCV VI, Member Fund, Management VI, TCV VI Management and the Management VI Members owned directly and/or indirectly the following shares:

Name of Reporting Person	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VI	1,984,371	(1)	5.5%
Member Fund	15,628	(2)	Less than 1%
Management VI	1,999,999	(3)(**)	5.6%
TCV VI Management	14,590	(4)(**)	Less than 1%
Mr. Hoag	2,014,589	(5)(**)	5.6%
Mr. Kimball	2,014,589	(5)(**)	5.6%
Mr. Drew	2,014,589	(5)(**)	5.6%
Mr. Reynolds	2,014,589	(5)(**)	5.6%
Mr. Griffith	2,014,589	(5)(**)	5.6%
Mr. Trudeau	2,014,589	(5)(**)	5.6%

(*)	all percentages in this table are based on (i) 35,323,105 shares of Common Stock of the Company outstanding as of April 27, 2011 as provided in the Form 10-Q filed by the Company with the Securities and Exchange Commission on April 28, 2011, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes 1,289,841 shares of Common Stock and Warrants immediately exercisable for a total of 694,530 shares of Common Stock.

(2)	Includes 10,158 shares of Common Stock and Warrants immediately exercisable for a total of 5,470 shares of Common Stock.

(3)	Includes 1,299,999 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

(4)	Includes 4,716 shares of Common Stock held directly by TCV VI Management that were previously held by Mr. Trudeau that were transferred to TCV VI Management on June 7, 2010 and January 11, 2011, 2,462 shares of restricted Common Stock held directly by Mr. Trudeau and options to acquire 7,412 shares of Common Stock that are also held by Mr. Trudeau.

(5)	Includes 1,299,999 shares of Common Stock, Warrants immediately exercisable for a total of 700,000 shares of Common Stock and the 7,178 shares of restricted Common Stock and options to acquire 7,412 shares of Common Stock summarized in note (4) above.
Each of TCV VI and Member Fund has the sole power to dispose or direct the disposition of the Common Stock and Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, or pursuant to purchases permitted under the Securities Purchase Agreement, if any, made by it. Each of TCV VI and Member Fund has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, or pursuant to purchases permitted under the Securities Purchase Agreement, if any, made by it.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VI and Member Fund and have the sole power to direct the vote of the shares held by TCV VI and Member Fund. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV VI and Member Fund and the shared power to direct the vote of the shares held by TCV VI and Member Fund. Additionally, each of the Management VI Members are members of TCV VI Management. Under the operating agreement of TCV VI Management, certain members have the shared power to dispose or direct the disposition of the shares held by TCV VI Management and the shared power to direct the vote of the shares held by TCV VI Management. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI, TCV VI, Member Fund and TCV VI Management except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Securities or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c).
On May 4, 2011, the Reporting Persons sold the following shares of Common Stock in a privately negotiated transaction with a broker-dealer:

Name of Reporting Person	Number of Shares	Price Per Share
TCV VI	992,187	$23.51
Member Fund	7,813	$23.51
On May 4, 2011, the Reporting Persons sold the following shares of Common Stock in broker’s transactions:

	Number of
Name of Reporting Person	Shares	Price Per Share
TCV VI Management	2,770	$22.8267	*

*	Represents the weighted average price per share for sales by TCV VI Management between $22.82 and $22.85.
(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities or the underlying Common Stock.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The summaries of certain provisions of the Securities Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement, the Warrants and the Stockholders Rights Agreement in Item 4 of Amendment No. 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on July 17, 2008 are hereby incorporated by reference. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference from Exhibit 3 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)

Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 6 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 6, 2011

TCV VI, L.P.

By:	/s/ Frederic D. Fenton Name: Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VI MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton

Name: Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference from Exhibit 3 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 6 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)